                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                          INTERACTIVE TELEVISION NETWORKS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   45840V100
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No. 45840V100
                                                       Page 2

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Pentagon Bernini Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.00%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 45840V100
                                                       Page 3

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Asset Managers International Ltd
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,637,139
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,637,139
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,637,139
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 45840V100
                                                       Page 4

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Cape Investment Advisors, Ltd
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        2,637,139, all of which are held by Asset Managers
                    International Ltd ("AMI").  AMI is wholly owned by several
  OWNED BY          feeder funds and Cape Investment Advisors, Ltd ("Cape")
                    owns the only voting stock in AMI.  Pentagon
                    Capital Management Plc controls the investments of AMI.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH 2,637,139, all of which are held by AMI. AMI is wholly owned by several feeder funds and Cape owns the only voting stock in AMI. Pentagon Capital Management Plc controls the investments of AMI.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,637,139
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 45840V100
                                                       Page 5

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Pentagon Capital Management Plc
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        2,637,139, all of which are held by Asset Managers
                    International Ltd ("AMI").  AMI is wholly owned by several
  OWNED BY          feeder funds and Cape Investment Advisors, Ltd ("Cape")
                    owns the only voting stock in AMI.  Pentagon
                    Capital Management Plc controls the investments of AMI.
               -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER

   PERSON           0
               -----------------------------------------------------------------
    WITH       8.   SHARED DISPOSITIVE POWER

                    2,637,139, all of which are held by AMI. AMI is wholly owned by several feeder funds and Cape owns the only voting stock in AMI. Pentagon Capital Management Plc controls the investments of AMI.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,637,139
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 45840V100
                                                       Page 6

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hamilton Fiduciary Services Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        0

  OWNED BY

               -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER

   PERSON           0
               -----------------------------------------------------------------
    WITH       8.   SHARED DISPOSITIVE POWER

                    0

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 45840V100
                                                       Page 7

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Warwick Fiduciary Services Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        0

  OWNED BY
               -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER

   PERSON           0
               -----------------------------------------------------------------
    WITH       8.   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 45840V100
                                                       Page 8

This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is Interactive Television Networks (the "Issuer").

      (b) The address of the Issuer's principal executive office is 28202 Cabot Avenue, Suite 300, Laguna Nigel, California 92677.

Item 2. Reporting Person and Security.

      (a) Pentagon Bernini Fund, Ltd. ("PBF") and Asset Managers Internaional Ltd ("AMI") are each international business companies incorporated under the laws of the British Virgin Islands. Pentagon Capital Management Plc ("PCM") is a company incorporated and registered in England and Wales with company number 03657659. Cape Investment Advisors, Ltd. ("Cape") is incorporated under the laws of Bermuda. Hamilton Fiduciary Services Limited ("HFSL") and Warwick Fiduciary Services Limited ("WFSL") are exempted companies incorporated with limited liability under the laws of Bermuda. AMI is wholly owned by several "feeder" funds and Cape owns the only voting stock in AMI. PCM is an investment adviser that controls the investment of AMI and the feeder funds. WFSL and HFSL are each a director of PBF. WFSL, PCM and HFSL collectively control the investments of PBF. PBF, AMI, PCM, Cape, HFSL and WFSL are referred to herein as the "Reporting Persons."

      (b) The business address for each of the PBF, AMI, PCM and Cape is 1 Knightsbridge, London, SW1X 7LX. The registered office of AMI is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The registered office for PCM is at 1 Knightsbridge, London, SW1X 7LX. The registered office for Cape is Bermudiana Arcade 3rd Floor, 27 Queen Street, Hamilton HM11 Bermuda. The business address for HFSL and WFSL is Williams House, 20 Reid Street, Hamilton, Bermuda HM11.

      (c) PBF and AMI were incorporated under the laws of the British Virgin Islands. PCM was incorporated under the laws of England and Wales. Cape was incorporated under the laws of Bermuda. HFSL and WFSL are exempted companies incorporated with limited liability under the laws of Bermuda.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the "Common Stock").

      (e) The CUSIP number is 45840V100.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

                                  SCHEDULE 13G

CUSIP No. 45840V100
                                                       Page 9

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)
(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

                                  SCHEDULE 13G

CUSIP No. 45840V100
                                                      Page 10

      On October 20, 2005, PBF acquired a debenture of the Issuer in the aggregate principal amount of $4,000,000.00 (the "17% Debenture") and warrants to purchase 1,000,000 shares of Common Stock (the "2005 Warrant") pursuant to a Securities Purchase Agreement ("Purchase Agreement") between PBF and the Issuer. The indebtedness (principal plus unpaid interest) outstanding under the 2005 Debenture may be converted, in whole or in part, into shares of Common Stock by dividing the amount to be converted by the conversion price (the "Conversion Price"). The Conversion Price is equal to $2.00, subject to adjustment upon certain specified events set forth in the Debenture. The Issuer is required to pay interest on the principal balance outstanding under the Debenture from time to time at the rate of 17% per year and is entitled to make up to 50% of each interest payment by issuing additional debentures with the same terms as the 17% Debenture.

      In April 2006, PBF acquired a debenture of the Issuer in the aggregate principal amount of $1,000,000 (the "16% Debenture") pursuant to a letter agreement. PBF also aquired warrants to purchase 529,000 shares of the Issuer's Common Stock (the "April 2006 Warrant")

      In June 2006, PBF transferred and assigned to AMI all of its right, title, and interest in and to the 2005 Warrant, the 17% Debenture, the 16% Debenture, and the April 2006 Warrant. Also in June 2006, the AMI acquired a warrant to purchase 333,333 shares of Common Stock and a warrant to purchase up to 137,266 shares of Common Stock (together, the "June 2006 Warrants").

      On November 30, 2006, AMI acquired a debenture of the Issuer in the aggregate principal amount of $850,000 pursuant to which shares of Common Stock may be issued upon conversion (the "November 2006 Debenture"). The indebtedness (principal plus unpaid interest) outstanding under the November 2006 Debenture may be converted, in whole or in part, into shares of Common Stock by dividing the amount to be converted by the conversion price of $2.00, subject to adjustment upon certain specified events set forth in the November 2006 Debenture. On November 30, 2006, AMI acquired a warrant to purchase 1,931,818 shares of Common Stock (the "November 2006 Warrant").

      The documentation governing the terms of the above warrants contain provisions prohibiting the exercise of warrants for shares of Common Stock if doing so would result in the Reporting Persons and their affiliates beneficially owning shares of Common Stock that represent more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The documentation governing the terms of the warrants provide that the holder of the warrant may waive the 9.99% beneficial ownership limitation on at least 65 days advance written notice.

      The above referenced debentures contain provisions prohibiting conversion of any amount outstanding under the debenture into shares of Common Stock if doing so would result in the Reporting Persons and their affiliates beneficially owning shares of Common Stock that represent more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result, the Reporting Persons do not beneficially own more than 9.99% of the outstanding Common Stock. The documentation governing the debentures provide that the holder of the debenture may waive the 9.99% beneficial ownership limitation on at least 65 days advance written notice.

      As of December 31, 2006, none of the Reporting Persons had record ownership of any Common Stock.

      The right to vote and the right to dispose of shares beneficially owned by AMI are shared among the following Reporting Persons: AMI, PCM and Cape.

      Assuming that the Issuer had 23,758,272 shares of Common Stock outstanding as of December 31, 2006 which is the number reported by the Issuer to be outstanding November 14, 2006 as reported on its quarterly report on Form 10-QSB filed on November 17, 2006, the individual Reporting Persons had beneficial ownership of the following number of shares of Common Stock which represented the following percentage of Common Stock outstanding:

                                             Shares
                                        Beneficially Owned        Percentage
                                        ------------------        ----------
                         PBF                   0                     0.0%
                         AMI                2,637,139               9.99%
                         PCM                2,637,139               9.99%
                         Cape               2,637,139               9.99%
                         HFSL                  0                     0.0%
                         WFSL                  0                     0.0%

                                  SCHEDULE 13G

CUSIP No. 45840V100
                                                      Page 11

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 45840V100
                                                      Page 12

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 1, 2007                      PENTAGON BERNINI FUND, LTD.

                                            By:  /s/ William F. Maycock
                                                 ------------------------------
                                                 William F. Maycock
                                                 Its: Authorized Signatory


Dated: February 1, 2007                      ASSET MANAGERS INTERNATIONAL LTD

                                            By:  /s/ William F. Maycock
                                                 ------------------------------
                                                 William F. Maycock
                                                 Its: Director


Dated: January 31, 2007                      CAPE INVESTMENT ADVISORS, LTD.

                                            By:  /s/ David Smith
                                                 ------------------------------
                                                 David Smith
                                                 Its: Director


Dated: January 31, 2007                      PENTAGON CAPITAL MANAGEMENT PLC

                                            By:  /s/ Lewis Chester
                                                 ------------------------------
                                                 Lewis Chester
                                                 Its: Authorized Signatory


Dated: February 5, 2007                      HAMILTON FIDUCIARY SERVICES LIMITED

                                            By:  /s/ Peter S. Liabotis
                                                 ------------------------------
                                                 Peter S. Liabotis
                                                 Its: Authorized Signatory


Dated: February 5, 2007                      WARWICK FIDUCIARY SERVICES LIMITED

                                            By:  /s/ Peter S. Liabotis
                                                 ------------------------------
                                                 Peter S. Liabotis
                                                 Its: Authorized Signatory

                                  SCHEDULE 13G

CUSIP No. 45840V100
                                                      Page 13

                                  EXHIBIT INDEX

Exhibit A        Agreement of Joint Filing

                                  SCHEDULE 13G

CUSIP No. 45840V100
                                                      Page 14

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Interactive Television Networks, Inc. beneficially owned by Pentagon Bernini Fund, Ltd., Asset Managers International Ltd, Cape Investment Advisors, Ltd., Pentagon Capital Management Plc, Hamilton Fiduciary Services Limited and Warwick Fiduciary Services Limited and such other holdings as may be reported therein.


Dated: February 1, 2007                      PENTAGON BERNINI FUND, LTD.

                                            By:  /s/ William F. Maycock
                                                 ------------------------------
                                                 William F. Maycock
                                                 Its: Authorized Signatory


Dated: February 1, 2007                      ASSET MANAGERS INTERNATIONAL LTD

                                            By:  /s/ William F. Maycock
                                                 ------------------------------
                                                 William F. Maycock
                                                 Its: Director



Dated: January 31, 2007                      CAPE INVESTMENT ADVISORS, LTD.

                                            By:  /s/ David Smith
                                                 ------------------------------
                                                 David Smith
                                                 Its: Director



Dated: January 31, 2007                      PENTAGON CAPITAL MANAGEMENT PLC

                                            By:  /s/ Lewis Chester
                                                 ------------------------------
                                                 Lewis Chester
                                                 Its: Authorized Signatory


Dated: February 5, 2007                      HAMILTON FIDUCIARY SERVICES LIMITED

                                            By:  /s/ Peter S. Liabotis
                                                 ------------------------------
                                                 Peter S. Liabotis
                                                 Its: Authorized Signatory


Dated: February 5, 2007                      WARWICK FIDUCIARY SERVICES LIMITED

                                            By:  /s/ Peter S. Liabotis
                                                 ------------------------------
                                                 Peter S. Liabotis
                                                 Its: Authorized Signatory